Exhibit 99.1

CREDIT SUISSE AG
Eleven Madison Avenue New York, NY 10010 USA	Telephone +1 212–325–5200 Fax +1 212–325–6665

Media Release

Credit Suisse AG Announces the Reverse Split of its DGAZ ETNs

New York, November 16, 2018

Credit Suisse AG announced today that it will implement a 1-for-20 reverse split of its VelocityShares™ 3x Inverse Natural Gas ETNs (“DGAZ”), expected to be effective as of November 26, 2018.

The reverse split will be effective at the open of trading on November 26, 2018. DGAZ will begin trading on the NYSE Arca on a reverse split-adjusted basis on November 26, 2018. Holders of DGAZ who purchased such ETNs prior to November 26, 2018 will receive one reverse split-adjusted ETN for every twenty pre-reverse split ETNs.

In addition, such purchasers that hold a number of ETNs not evenly divisible by twenty will receive a cash payment for any fractional ETNs remaining (the “partials”). The cash amount due on any partials will be determined on November 30, 2018 based on the closing indicative value of DGAZ on such date and will be paid by Credit Suisse AG on or about December 5, 2018.

The closing indicative value of DGAZ on November 23, 2018 will be multiplied by twenty to determine the reverse split-adjusted closing indicative value. Following the reverse split, DGAZ will have a new CUSIP, but it will retain its current exchange ticker symbol.

The reverse split will affect the trading denomination of DGAZ, but it will not have any effect on the stated principal amount of DGAZ, except that the stated principal amount of DGAZ will be reduced by the corresponding aggregate amount of any cash payments for the “partials.”

Illustration of a Reverse Split

The following table shows the effect of a 1-for-20 reverse split on 100,000 ETNs:

	Number of ETNs	Hypothetical Closing Indicative Value	Aggregate Closing Indicative Value
Pre-Reverse Split	100,000	$5.00	$500,000
1-for-20 Post-Reverse Split	5,000	$100.00	$500,000

The above table illustrates the effect of the reverse split on the number of ETNs and the hypothetical closing indicative value of the ETNs. Note that the closing indicative value is not the same as the trading price of the ETNs.

Media Release November 16, 2018 Page 2 / 2

None of the other exchange traded notes issued by Credit Suisse AG are affected by this announcement.

Reverse Split	Exchange Ticker Symbol	Current CUSIP / New CUSIP
VelocityShares™ 3x Inverse Natural Gas ETNs due February 9, 2032	DGAZ	22542D373 / 22542D282

Press Contacts

Karina Byrne, Credit Suisse AG, telephone +1 212 538 8361, karina.byrne@credit-suisse.com

Credit Suisse ETNs

Telephone +1 800 320 1225, ETN.Desk@credit-suisse.com

Credit Suisse AG

Credit Suisse AG is one of the world's leading financial services providers and is part of the Credit Suisse group of companies (referred to here as 'Credit Suisse'). Our strategy builds on Credit Suisse's core strengths: its position as a leading wealth manager, its specialist investment banking capabilities and its strong presence in our home market of Switzerland. We seek to follow a balanced approach to wealth management, aiming to capitalize on both the large pool of wealth within mature markets as well as the significant growth in wealth in Asia Pacific and other emerging markets, while also serving key developed markets with an emphasis on Switzerland. Credit Suisse employs approximately 45,560 people. The registered shares (CSGN) of Credit Suisse AG's parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.